Advanced Series Trust
655 Broad Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

December 16, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mr. Alberto Zapata

Re: Advanced Series Trust: Form N-1A

Post-Effective Amendment No. 148 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 150 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 033-24962

Investment Company Act No. 811-05186

Dear Mr. Zapata:

We filed through EDGAR on October 6, 2016 on behalf of AST Bond Portfolio 2028 (the “Portfolio”), a series of Advanced Series Trust (the “Trust” or “Registrant”), Post-Effective Amendment No. 148 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 150 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of adding a new series to the Trust.

This letter responds to the Staff’s comments on the Amendment that you conveyed by telephone on November 17, 2016. For your convenience, a summary of the Staff’s comments is included herein and the Portfolio’s responses are keyed accordingly, as set forth below. The responses will be included in Post Effective Amendment No. 149 to the Registrant’s registration statement to be filed under Rule 485(b) with effectiveness designated for December 19, 2016.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.  The Commission Staff’s comments and the Registrant’s proposed responses are set forth below.

PROSPECTUS:

1.	Comment: Please confirm if the use of derivatives is considered part of the 80% of investable assets in bonds. If so, please confirm if it is considered on a market basis or if they are being included on the notional value.

Response: The Registrant confirms that derivatives are part of the 80% of investable assets in bonds and it is considered on a market basis.

2.	Comment: Please disclose the percentage of net assets the Portfolio intends to invest in CLO/CDOs.

Response: The percentage of net assets the Portfolio intends to invest in CLO/CDOs will range from 0 to 3% of the Portfolio market value. The Registrant confirms that it has reviewed the disclosure and, given the limited exposure to use of CLO/CDOs, respectfully submits no further disclosures are required.

3.	Comment: Please add disclosure to the Prospectus as to whether the Portfolio considers CLOs or CDOs to be illiquid securities.

Response: We respectfully decline to characterize all CLOs and CDOs held by the Portfolio as liquid or illiquid securities. The Commission has expressed its view that a portfolio security or other asset held by a fund is considered liquid if it can be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the fund has valued the investment. The liquidity of CLOs and CDOs held by the Portfolio will be determined, on a security by security basis, in accordance with these Commission guidelines. If the Portfolio purchases a CLO or CDO investment that, in the view of the investment manager or subadviser, the Portfolio will be unable to dispose of within seven days, the security will be deemed to be illiquid in accordance with published Commission guidelines.

4.	Comment: Please confirm that the expenses of CLOs are included in any Acquired Fund Fees and Expense calculations.

Response: The Registrant respectfully submits that CLOs are not included in any Acquired Fund Fees and Expense calculations.

5.	Comment: Please explain supplementally whether CLO investment vehicles rely on Section 3(c)(1) and/or Section 3(c)(7) of the Investment Company Act.

Response: The Portfolio does not invest in any 3(c)(1) or 3(c)(7) funds.

6.	Comment: On page 9 of the Prospectus, the disclosure states that the Portfolio may invest up to 10% of its investable assets in non-investment grade bonds (also referred to as high-yield debt securities or junk bonds). Please consider whether junk bonds should be a principal investment strategy.

Response: The Registrant confirms that it has reviewed the disclosure and has made necessary modifications.

7.	Comment: On page 9 of the Prospectus, the disclosure states that the Portfolio may make short sales of a security. Please confirm applicable fee calculations include expense estimate of dividend paid from short sale transactions.

Response: The Registrant respectfully submits that the Portfolio does not intend, as a principal investment strategy, to invest in short sales. If the Portfolio makes short sales of securities, those expenses will be included in applicable fee calculations.

8.	Comment: On page 11 of the Prospectus, the Prospectus notes that the Portfolio may invest in swaps. Please state if the Portfolio intends to invest in total-return swaps or to write credit default swaps. To the extent the Portfolio writes credit default swaps, please add disclosure stating that when the Portfolio is a writer of credit default swaps, the Portfolio will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The Portfolio will invest in and use interest rate swaps, and to a lesser degree, the Portfolio will invest in credit default swaps. Currently, the Portfolio does not use total return swaps or currency swaps. The Registrant has reviewed the disclosure and made any necessary revisions.

9.	Comment: On page 10 of the Prospectus, the Prospectus notes that the Portfolio may use reverse repurchase agreements, where the Portfolio sells a security with an obligation to repurchase it at an agreed-upon price and time. Please disclose these securities constitute borrowings and disclose leverage as a related risk.

Response: The Registrant confirms that these securities constitute borrowings and has made necessary modifications to the disclosure. The Registrant further submits that leverage risk is currently disclosed as part of our Derivatives risk disclosure on page 19 of the Prospectus.

10.	Comment: On page 12 of the Prospectus, the disclosure states that the Portfolio may invest in exchange traded funds. Please supplementally confirm that the Portfolio fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more Acquired Funds do not exceed one basis point of average net assets of the Portfolio, consistent with Form N-1A - Item 3, Instruction 3(f)(i).

Response: The Registrant confirms that the Portfolio fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more Acquired Funds do not exceed one basis point of average net assets of the Portfolio

STATEMENT OF ADDITIONAL INFORMATION (SAI):

11.	Comment: On page 34 of the SAI, the disclosure states that the Portfolio may enter into total return swap agreements. The Staff notes that, in addition to Release 10666, the Commission is proposing new derivative guidelines with respect to section 18 of the Act to provide an updated and more comprehensive approach to the regulation of funds’ use of derivatives. Please confirm you are aware of the guidance surrounding the use of derivatives.

Response: The Registrant acknowledges the guidance and understands that guidance may be further issue surrounding this issue.

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Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez
Melissa Gonzalez
Director and Corporate Counsel